August 12, 2008

Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporation Finance

100 F-Street, N.E.

Mail Stop 6010

Washington, DC 20549-6010

Re:	Main Place Funding, LLC
Form 10-K for the Year Ended December 31, 2007
File No. 033-82040
Filed March 31, 2008

Dear Mr. Rosenberg:

We have received and reviewed your letter dated July 21, 2008. The following are our responses to each of your comments and requests. For ease of reference, we have repeated the Staff’s comments. Our responses are intended to address the questions raised by the Staff. We are ready to assist the Staff in resolving any matter requiring further attention.

Form 10-K for the Year Ended December 31, 2007

1.	It does not appear that your management has performed its assessment of internal control over financial reporting as of December 31, 2007. Since you were required to file or filed an annual report for the prior fiscal year, it appears you are required to report on your management’s assessment of internal control over financial reporting.

If your management has not yet performed its assessment, we ask that you complete your evaluation and amend your filing within 30 calendar days to provide the required management’s report on internal controls over financial reporting.

Response:	As of December 31, 2007, our management had performed and completed its assessment of internal control over financial reporting as required by Exchange Act Rules 13a-15 and 15d-15. We will file an amendment to our Form 10-K for the year ended December 31, 2007 (the “10-K/A”) that will include the required report of management’s assessment of internal controls over our financial reporting. The report will include management’s assessment and conclusion as to the effectiveness of our internal control over financial reporting, as required by Item 308T(a) of Regulation S-K. For your review, we have provided the proposed form of amended Item 9A(T) of the 10-K, including “Report of Management on Internal Control over Financial Reporting” as Appendix 1, which will be filed in our Form 10-K/A.

2.	In addition, please consider whether management’s failure to perform or complete its report on internal control over financial reporting impacts its conclusions regarding the effectiveness of your disclosure controls and procedures as of the end of the fiscal year covered by the report and revise your disclosure as appropriate.

Response:	As noted above, as of December 31, 2007, our management had performed and completed its assessment of internal control over financial reporting. However, we have determined that the omission of the Report of Management on Internal Control over Financial Reporting in the 10-K reflects a lack of effectiveness of our disclosure controls and procedures. Our Form 10-K/A will revise our conclusion on the effectiveness of these controls and procedures to comply with Rule 15d-15(b) under the Exchange Act, as indicated in Appendix 1. The Form 10-K/A will disclose the lack of effectiveness of our disclosure controls and procedures solely because of our failure to file the required Report of Management on Internal Control over Financial Reporting. In addition, the Form 10-K/A will be considered as having remedied this failure. Going forward, the company will implement additional controls and procedures designed to ensure that the disclosure provided by the company meets the then current requirements of the applicable filing made under the Securities Exchange Act of 1934, as amended.

3.	Finally, we note that you filed your Principal Executive Officer and Principal Financial Officer certifications under Item 601(b)(31) of Regulation S-K. Please revise these certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) of Item 601(b)(31) of Regulation S-K.

Response:	As part of the 10-K/A, we will revise the language in the Principal Executive Officer and Principal Financial Officer certifications to include the introductory language of paragraph 4 and the language of paragraph 4(b) in accordance with Item 601(b)(31) of Regulation S-K. For your review, we have provided the proposed revised forms of the Exhibit 31 Certificates as Appendix 2, which will be filed in our Form 10-K/A.

*****

Main Place Funding, LLC acknowledges that:

•	the company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have further questions or require additional clarifying information please call me, at 646-855-8020.

Sincerely,

/s/ Matthew B. Smith
Matthew B. Smith
President

Appendix 1

Item 9A(T).	Controls and Procedures

Disclosure Controls and Procedures

Main Place’s disclosure controls and procedures are designed to ensure that information required to be disclosed under the Exchange Act securities laws is accumulated and communicated to management, including Main Place’s President and Principal Financial and Accounting Officer.

As of the end of the period covered by this report and pursuant to Rule 15d-15(b) under the Securities Exchange Act of 1934, Main Place carried out an evaluation, with the participation of Main Place’s management, including Main Place’s President and Principal Financial and Accounting Officer, of the effectiveness and design of Main Place’s disclosure controls and procedures as defined under rule 15d-15(e) under the Securities Exchange Act of 1934. Based on that evaluation and solely because of our failure to file the required Management’s Annual Report on Internal Control over Financial Reporting in our Annual Report on Form 10-K when it was filed on March 31, 2008, the President and Principal Financial and Accounting Officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this annual report. We remedied this failure by amending our Annual Report on Form 10-K to provide the required report of management. Going forward, the company will implement additional controls and procedures designed to ensure that the disclosure provided by the company meets the then current requirements of the applicable filing made under the Securities Exchange Act of 1934, as amended.

Other than our failure to file the required Report of Management on Internal Control over Financial Reporting, we believe our disclosure controls and procedures were effective at December 31, 2007 and currently.

Our management, including our President and Principal Financial and Accounting Officer, does not expect that our disclosure controls will prevent or detect all errors. A control system, no matter how well designed and operated, can provide only reasonable, and not absolute, assurance that the control system’s objectives will be met. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, have been detected. These inherent limitations include the realities that disclosure requirements may be misinterpreted and judgments in decision-making may be inexact.

Report of Management on Internal Control over Financial Reporting

The management of Main Place Funding, LLC is responsible for establishing and maintaining adequate internal control over financial reporting for the company.

Main Place’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. The company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Management conducted an evaluation and assessed the effectiveness of the company’s internal control over financial reporting as of December 31, 2007, based on the criteria set forth by the Committee of Sponsoring Organizations of Treadway Commission in Internal Control – Integrated Framework. Based on that assessment, management concluded that, as of December 31, 2007, Main Place Funding LLC’s internal control over financial reporting was effective.

This annual report does not include an attestation report of the company’s registered public accounting firm regarding internal control over financial reporting. Management’s report was not subject to attestation by the company’s registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the company to provide only management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There have been no changes in Main Place’s internal control over financial reporting during the quarter ended December 31, 2007 that have materially affected, or are reasonably likely to materially affect, Main Place’s internal control over financial reporting.

Appendix 2

Exhibit 31.1

CERTIFICATIONS

Main Place Funding, LLC

Certification Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002

I, Matthew B. Smith, certify that:

1.	I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2007 of Main Place Funding, LLC;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 14, 2008	/s/ Matthew B. Smith
Matthew B. Smith
President

Exhibit 31.2

CERTIFICATIONS

Main Place Funding, LLC

Certification Pursuant to Section 302 of The Sarbanes-Oxley Act of 2002

I, George C. Carp, certify that:

1.	I have reviewed this Annual Report on Form 10-K for the fiscal year ended December 31, 2007 of Main Place Funding, LLC;

2.	Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.	Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.	The registrant’s other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

(a)	Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)	Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)	Evaluated the effectiveness of the registrant’s disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)	Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.	The registrant’s other certifying officer(s) and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’s auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)	All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)	Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date: August 14, 2008	/s/ George C. Carp
George C. Carp
Principal Financial and Accounting Officer